Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-145845
November 30, 2007

With iPath® ETNs, your far-reaching ideas can finally see the light of day.

iPath Exchange Traded Notes provide flexible, cost-effective exposure to markets, sectors, and strategies. They also make it easier to bring your most cutting-edge ideas to life. iPath ETNs offer your clients:

•	Tax and cost efficiency

•	Trading flexibility

•	Portfolio diversification and risk reduction

Don’t let a good idea get away. Simply complete and return the attached survey. We’ll send you your iPath ETN Basics Kit to show how iPath ETNs can help your most innovative strategies take shape, along with your complimentary iPath messenger bag.

For more information, call the iPath team at 1-877-76-iPATH (1-877-764-7284). Or visit www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec. gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

A “buy-write” strategy consists of a hypothetical portfolio consisting of a “long” position in the components of an underlying index and the sale of a succession of one-month, at- or slightly out-of-the-money call options on the underlying index or its components. An investment in iPath ETNs linked to buy-write strategies limits participation in any appreciation of the underlying indexes above the strike price of the call options sold, but exposure to any decline in the value of the indexes will not be limited. Stock and option prices may change unpredictably, affecting the value of the buy-write strategy and, consequently, the value of your Securities in unforeseeable ways.

The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. The market value of the Securities may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your Securities in varying ways.

An investment in iPath ETNs linked to the performance of a foreign currency exchange rate is subject to risks associated with fluctuations, particularly a decline, in the price of the applicable single foreign currency relative to the U.S. dollar. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, and global or regional economic, financial, political, regulatory, geographical or judicial events. Currency exchange rates may be extremely volatile, and exposure to a single currency can lead to significant losses.

An investment in the iPath ETNs linked to an emerging market index may carry risks similar to a concentrated securities investment in a single region. International investments may involve risk of capital loss from unfavorable fluctuation in currency values, from differences in generally accepted accounting principles or from economic or political instability in other nations. Emerging markets involve heightened risks related to the same factors as well as increased volatility and lower trading volume. Securities focusing on a single country may be subject to higher volatility.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions. The sale, redemption or maturity of the Securities will generate tax consequences. In certain cases, you may be required to make a specific election in order to receive the most favorable tax treatment. For a more complete description, please see the description of the U.S. federal income tax treatment in the applicable Pricing Supplement at www.iPathETN. com.

Barclays Bank PLC and its affiliates, including Barclays Global Investors, N.A. and its affiliates and Barclays Capital Inc. and its affiliates, do not provide tax advice. Please note that (i) any discussion of US tax matters contained in this communication (including any attachments) cannot be used by you for the purpose of avoiding tax penalties; (ii) this communication was written to support the promotion or marketing of the matters addressed herein; and (iii) you should seek advice based on your particular circumstances from an independent tax advisor.

©2007 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property of their respective owners. 5381-iP-1007

• Not FDIC Insured • No Bank Guarantee • May Lose Value

Please send me my iPath ETN Basics Kit and Messenger Bag today. It only takes two steps: 1. Tear off and complete this form 2. Fold and seal the survey to use as a postage-paid envelope

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2.	How important are each of the following strategies in growing your book of business? (1 = Not at all important, 5 = Very important)	I get more client referrals and build my network	¡	¡	¡	¡	¡
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		I utilize prepackage portfolio management tools	¡	¡	¡	¡	¡

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3.	What do you consider to be your greatest strengths as an advisor? (Please rank your top three responses: 1 = Greatest strength, 2 = Second-greatest strength, 3 = Third-greatest strength)		Communicating investment strategies to clients		¡	¡	¡
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4.	Do you currently offer any of the following, beyond core investment services? (Please select all that apply)	¡	Estate planning/Wealth transfer
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		¡	I only offer core investment services (Please do not select any other options)

5.	What are your assets under management?	¡	Up to $25 million	¡	$100 - $300 million
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Fine-tune your exposure in a single trade with these iPath ETNs.

iPath Commodity ETNs

Deliver exposure to the performance of commodities index and sub-indexes for long or short tactical strategies.*

iPath Emerging Market ETNs

Take advantage of diversification opportunities in overseas markets and unique exposures to market segments that may not be well represented in the U.S.

iPath Exchange Rate ETNs

Access the three most-traded currencies relative to the dollar: euro, pound, and yen.**

iPath Strategy ETN

A buy-write strategy can help offset losses from downside market performance in an equity portfolio. This type of ETN offers a turnkey solution, so you don’t have to manually execute and manage a portfolio of stocks and options positions.

*	With short sales you risk paying more for a security than you received from its sale.
**	Source: 2004 Triennial Central Bank Survey of Foreign Exchange and Derivatives Market Activity.